SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2007 (Report No.2)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- N/A

THE GAAP FINANCIAL STATMENTS ATTACHED TO THE PRESS RELEASE ATTACHED HERETO AS EXHIBIT 99.1 OF THIS REPORT ON FORM 6-K ARE HEREBY INCORPORATED BY REFERENCE INTO NICE-SYSTEMS LTD.‘S (“NICE”) REGISTRATION STATEMENTS ON FORM F-3 (REGISTRATION STATEMENTS NOS. 333-07130, 333-07266, 333-07740, 333-12996, 333-12350, 333-109766, 333-127883, 333-145996 AND 333-146149) AND NICE’S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-06784, 333-08146, 333-11842, 333-09350, 333-11154, 333-13686, 333-111112, 333-111113, 333-134355, 333-144589 AND 333-145981), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

Results of 2007 Annual General Meeting

        At the annual general meeting of the shareholders of NICE held on December 24, 2007, the shareholders of NICE approved all the proposals detailed in the proxy statement of NICE submitted to the Securities and Exchange Commission with a Report on Form 6-K on November 13, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD. By: /s/ Yechiam Cohen —————————————— Yechiam Cohen General Counsel Dated: December 26, 2007